Form 10KSB, Exhibit 13
period 1995-12-30
HYTEK MICROSYSTEMS INC
filed 1996-03-29
CIK 715593

                                 April 8, 1996


TO THE SHAREHOLDERS OF HYTEK MICROSYSTEMS, INC.:

     1995 was a year of significant improvement for the Company. There have been more opportunities in the marketplace and the Company has had greater
success in converting these opportunities into additional orders.   Customer
orders received during 1995 exceeded $10,000,000.

     Revenues in 1995 were $5,409,000, an increase of 30% over 1994 revenues of $4,162,000. In 1995, the Company reported net income of $521,000 as compared to net income of $2,000 in 1994. During 1995, sales under military or government funding decreased to approximately 30% of revenues, from 80% of revenues in 1994. The Company's single largest commercial customer, Chesapeake Sciences Corporation, accounted for 62% of 1995 revenues.

     As a result of the significant growth during 1995, the Company experienced negative cash flow of approximately $291,000, primarily due to increases in accounts receivable and inventories. However, during the year, total assets increased by $1,189,000 and working capital increased by $523,000.

     Again, as in the past several years, custom products accounted for the vast majority (88%) of Company revenues for 1995. Development efforts have continued on new standard products with the High Speed Laser Diode Driver introduced to the market in the spring of 1995. Further efforts have continued on the development of additional laser diode applications. The Company will continue efforts to expand its presence in the custom product market while maintaining the support and production of its existing standard products.

     The financial markets have recognized the Company's achievements in 1995 with both the value of Hytek Common Stock, and the stock's trading volumes, increasing during the year. The Company begins the 1996 fiscal year with a substantial backlog and an ongoing commitment to continue our growth through meeting our customer's needs with quality products and service.

                    Yours sincerely,

                    Charles S. Byrne
                    President and Chief Executive Officer