Form 10KSB, Exhibit 13
period 1996-12-28
HYTEK MICROSYSTEMS INC
filed 1997-03-25
CIK 715593

                               April 8, 1997
                                                                 Exhibit 13.1


TO THE SHAREHOLDERS OF HYTEK MICROSYSTEMS, INC.:

     As the result of a very strong beginning backlog, 1996 has been an exceptional year for the Company. In addition to the significant growth in revenues and earnings, the Company has added new customers and increased the percentage of new orders received from customers other than its largest customer (Chesapeake Sciences Corp.). However, total customer orders received in 1996 were approximately $7,000,000, down from over $10,000,000 in 1995.

     Revenues in 1996 were $8,641,000, an increase of 60% over 1995 revenues of $5,409,000. In 1996, the Company reported net income of $1,927,000 as compared to net income of $521,000 in 1995. During 1996, sales related to military or government-funded projects increased in amount by over $400,000 but decreased to approximately 24% of revenues, from 30% of revenues in 1995. The Company's largest customer, Chesapeake Sciences Corporation, accounted for 62% of revenues in both 1996 and 1995.

     The increase in net income was the primary reason for the Company's improved liquidity in 1996, as cash balances increased in excess of $1.3 million. In addition, the Company increased working capital and total assets by over $1.5 million and $1.7 million, respectively.

     Again, as in the past several years, custom products accounted for the vast majority (94%) of Company revenues for 1996. New standard product development efforts were minimal during 1996 as increased production volumes, combined with many new custom products, absorbed the vast majority of the Company's engineering resources during the year.

     While 1996 was an exceptional year, we must caution that at this time we do not anticipate the Company can achieve similar results in 1997.* Current projections based on forecasts from the Company's largest customer indicate that 1997 revenues could be 20% to 25% below 1996 levels.* The Company intends to vigorously pursue all new business opportunities in an effort to reduce our reliance on a single large customer.*


                          Yours sincerely,



                          Charles S. Byrne
                          President and Chief Executive Officer