Form 10KSB, Exhibit 13
period 2000-01-01
HYTEK MICROSYSTEMS INC
filed 2000-03-30
CIK 715593

Exhibit 13.1

                             Message To Shareholders

                                                                   April 1, 2000

Dear Fellow Shareholders:

1999 was a "stumbling block" after four prior years of growth in revenues. As announced early in 1999, our business in data acquisition circuits for geophysical exploration with Chesapeake Sciences Corp. came to an abrupt halt in mid-February of 1999 and has become a much smaller component of our business since that time. While we anticipate additional future business in this market, there is currently no reliable indication as to when this may occur.
Accordingly, our efforts during 1999 have been focused on capturing repeat business from other existing customers and developing new customer opportunities.

Financial Performance
---------------------

For the fourth quarter of 1999, Hytek reported a net loss of $137,000, or $0.05 per share, on revenues of $1.2 million. This compares with a net loss of $169,000, or $0.06 per diluted share, on revenues of $2.2 million for the fourth quarter of fiscal 1998.

For the year ended January 1, 2000, net losses were $1.1 million, or $0.37 per share, on revenues of $5.2 million, as compared to net income of $2.1 million, or $0.66 per diluted share, on revenues of $12.5 million for the prior year ended January 2, 1999. Revenues attributable to Chesapeake Sciences were slightly over one-half million dollars in fiscal 1999 as compared to over $8 million in fiscal 1998.

Markets and Applications
------------------------

During 1999, approximately 63% of Company revenues were derived from military, aerospace or government funded programs. Applications within this market are many and varied. Examples of "mil-aero" applications include cryogenic controllers, circuits for inertial guidance systems, control and monitoring circuits for underwater re-breathing apparatus, video circuits and power regulation and control circuits in satellite systems. We believe that the military and aerospace market will remain stable for the foreseeable future and are committed to maintaining an active and aggressive position in the market.

In the commercial arena, during 1999, the Company began production volume shipments to a major medical device manufacturer. We anticipate increased activity and additional customer opportunities in this market in the future.

1999 showed significant growth in the Company's Opto-Electronic standard products, which include Thermo-Electric Cooler Controllers (TECC's) and Laser Diode Drivers. Applications for these products include fiber optic networks, "free space" data transmission and certain "detector" product markets. We feel there is significant opportunity for growth in this area and intend to pursue development of additional new products and customers. Overall, during 1999, the Company's standard products, which also include digital delay-lines, accounted for approximately 15% of total 1999 revenues, a significant increase in both percentage and real dollars over the prior year.

Processes and Technology
------------------------

The Company's traditional technology has utilized thick-film ceramic substrates combined with "chip and wire" assembly processes and hermetic sealing of the packaged circuits. In 1998, we expanded our technology base by utilizing Low Temperature Co-fired Ceramic (LTCC) substrates in certain applications requiring higher circuit density. As new market and customer opportunities evolve, new and expanded process and technology approaches will be required to meet these opportunities. The Company will continue to expand its processes and technology base through investment in personnel and equipment in situations where additional market expansion and a positive return to shareholders can result.

Going Forward
-------------

1999 is behind us, and while we have emerged with some scars and bruises, we believe that the worst is over. We begin the year 2000 with a strong cash position, a contractual agreement in place to recover our investment in the Chesapeake program and a positive outlook for growth in both custom and standard products. Hytek's management and staff are committed to growth over the long-term and increasing shareholder value as we progress.


We deeply appreciate the loyalty and support of our shareholders, customers and employees and look forward to a positive return for all in the future.


                                           Sincerely yours,


                                           Charles S. (Chuck) Byrne
                                           President and Chief Executive Officer