Form 10KSB, Exhibit 13
period 2001-12-29
HYTEK MICROSYSTEMS INC
filed 2002-03-28
CIK 715593

                                                                    EXHIBIT 13.1



                      MESSAGE TO SHAREHOLDERS



DEAR FELLOW SHAREHOLDERS:                                     APRIL 2, 2002

         The year 2001 has been a disappointment for all of us. A dismal first quarter was compounded by the collapse of the opto-electronic market and a sharp decline in sales of the Company's optical support standard products in the second half of the year.

FINANCIAL PERFORMANCE

For the fourth quarter of 2001, Hytek reported a net loss of $1,177,000, or $0.36 per share, on revenues of $3.0 million. The largest factors contributing to the fourth quarter loss were the $800,000 of write-down of opto-electronic product inventory and the increase in valuation allowance of $200,000 for deferred taxes (write-down of a deferred tax asset). This compares with a net income of $21,000, or $0.00 per diluted share, on revenues of $2.1 million for the fourth quarter of fiscal 2000.

While revenues for fiscal 2001 increased by 19% over fiscal 2000, production costs increased by 62%. For the year ended December 29, 2001, there was a net loss of $2.0 million, or $0.62 per share, on revenues of $9.5 million, as compared net income of $560,000, or $0.17 per diluted share, on revenues of $7.9 million for the prior year ended December 30, 2000.

MARKETS AND APPLICATIONS

During 2001, approximately 54% of Company revenues were derived from military, aerospace or government-funded programs. The Company continues to maintain its MIL-PRF-38534 military certification. Revenues from the military-aerospace market grew by over 50% from the prior year. Additional revenue growth during 2001 came from the medical device and instrumentation market. Revenue for the Company's opto-electronic standard products, which include Thermo-Electric Cooler Controllers and Laser Diode Drivers, declined by approximately 30%. Applications for these products include fiber optic networks, "free space" data transmission and certain "detector" product markets. Overall, during 2001, the Company's standard products, which also include digital delay lines, accounted for approximately 14% of total 2001 revenues.

PROCESSES AND TECHNOLOGY

The Company's traditional technology has utilized thick-film ceramic substrates combined with "chip and wire" assembly processes and hermetic sealing of the packaged circuits. We have added new processes and technologies as new market and customer opportunities evolve. During 2001, we have expanded our capabilities with the addition of automated pick-and-place equipment and additional automated processes to expand our capabilities and better satisfy our customers' requirements. There is a learning curve associated with new processes and technologies that can have a temporary negative effect on product output and margins.

GOING FORWARD

We begin the year 2002 with a strong backlog and an expanded customer base. We are no longer in the position of critical dependency on one very large customer. Meeting our commitments to our existing customers with high quality products will provide a solid base for continuing growth in the future. Our focus for the ensuing year is on improving production efficiency, through-put and product yields and achieving positive bottom line results. With the loyalty and support of our shareholders, customers and employees, we believe that we can achieve significantly improved operating results and increased shareholder value.




                                   Sincerely yours,



                                   Charles S. (Chuck) Byrne
                                   Chairman of the Board, President and
                                   Chief Executive Officer