Form 10KSB, Exhibit 13
period 2002-12-28
HYTEK MICROSYSTEMS INC
filed 2003-03-27
CIK 715593

                                                                    Exhibit 13.1

                             Message To Shareholders

Dear Fellow Shareholders:                                         March 31, 2003

Fiscal year 2002 began satisfactorily, with the first half meeting the Company's business objectives. A significant yield issue on a medical diagnostic device program surfaced in the third quarter, stopping a production program for the balance of the year. The result was a material impact on fourth quarter revenues and earnings. Under these conditions, the Company could not maintain profitable operations in the second half of 2002. (Note - Currently, the identified yield issue has been resolved and production restarted.)

Financial Performance

For the fourth quarter of 2002, Hytek reported a net loss of $594,000, or $0.18 per share, on net revenues of $1.8 million. Fourth quarter net revenues were significantly reduced by the suspension of production on a major medical program and year-end delivery push-outs by several other major customers. This compares with a net loss of $1,177,000, or $0.36 per share, on net revenues of $3.0 million for the fourth quarter of fiscal 2001.

While net revenues for fiscal 2002 increased by 20% over fiscal 2001, the Company was not able to generate sufficient gross margin to realize positive operating results. For the year ended December 28, 2002, there was a net loss of $654,000, or $0.20 per share, on net revenues of $11.3 million, as compared to a net loss of $2.0 million, or $0.62 per share, on net revenues of $9.4 million for the prior year ended December 29, 2001.

Markets and Applications

During 2002, the Company was active in four major markets: military/aerospace, medical instrumentation, geophysical exploration and opto-electronic support products. These four markets accounted for 95% of 2002 revenues. Military/aerospace, the largest market at 60% of total net revenues, grew by approximately 33% in 2002 primarily as a result of increased demand for circuits utilized in military telemetry systems. Medical instrumentation, at 15% of total net revenues, was the second largest market and also grew significantly during 2002. Geophysical exploration at 13% of net total revenues remained stable and opto-electronic support products declined by approximately 33% to 7% of total net revenues.

Processes and Technology

The Company's traditional technology has utilized thick-film ceramic substrates combined with "chip and wire" assembly processes and hermetic sealing of the packaged circuits. In addition to this traditional technology of military class microelectronic packaging, we are continuing to develop additional packaging technologies. This diversification of technology is presenting new opportunities in targeted market areas. The differentiation between printed circuit board
(PCB) technology and hybrid microelectronics is fading. Hytek is able to support this evolving technology by integrating its high reliability background with traditional surface mount (PCB) technology and newer packaging styles such as chip-scale, chip-on-board, flip-chip and micro-BGA. These expanded technology options provide Hytek, and its customers, greater flexibility in defining solutions for specific applications and create additional opportunities in markets that require this mixed technology capability.

Going Forward

Fiscal year 2003 began with a historically solid backlog of $6.3 million, as compared to $7.2 million at the beginning of fiscal 2002. The identified new business opportunities with our current customer base, in both military/aerospace and medical instrumentation markets, indicate a positive outlook for the current year. The longer-term outlook also remains favorable. Internally, the Company has successfully launched a number of key measurable initiatives focused on manufacturing yields, process control, and production efficiency. The clear objective is improved gross margins, and bottom line performance. The Company has also changed its traditional batch processing approach to multiple continuous flow lines and dedicated work-cells for the high volume production lines. Early results are positive and in line with expectations. New business is reviewed for manufacturability and process issues prior to acceptance and production release. These steps and others are expected to enable Hytek to achieve improved operating results, customer satisfaction, and shareholder value in 2003.

                                      Sincerely yours,


                                      John F. Cole
                                      President and Chief Executive Officer